Robert W. Driskell
Senior Vice President and Chief Financial Officer
Hancock Fabrics, Inc.
1 Fashion Way
Baldwyn, MS 38824

August 11, 2008

VIA EDGAR CORRESPONDENCE FILING
Mr. Mark Rakip
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hancock Fabrics, Inc.
Form 10-K for fiscal year ended February 2, 2008
Filed April 17, 2008
File No. 001-09482

Dear Mr. Rakip:

We have received your comment letter dated July 30, 2008, regarding the above-referenced Form 10-K (File No. 001-09482) of Hancock Fabrics, Inc. (the “Company”) filed with the Commission on April 17, 2008 (the “Form 10-K”).

For your convenience, we have included the Staff’s comments in italics before our responses.

Form 10-K for the fiscal year ended February 2, 2008

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 39

Comment 1. Please tell us how you have complied with the requirements of paragraph 31of SOP 90-7.

Response:

The Company has included the cash used for reorganization items as a separate component of the operating category of the cash flow statement.  In addition, we have included in Note 3 – Summary of Significant Accounting Policies within the Financial Statement Presentation section that “Pursuant to SOP 90-7, professional fees associated with the Chapter 11 proceedings, and certain gains and losses resulting from reorganization or restructuring the debtors’ business are reported separately as reorganization items.”

As a result of all material cash uses associated with the reorganization being related to professional fees, the Company did not deem it necessary to utilize the direct method of cash flow.  The Company also feels that the disclosure in Note 3 is adequate to detail the receipts and payments resulting from reorganization.

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Inventories, page 44

Comment 2. Please tell us and disclose in your filing your accounting policy for consigned inventory.  Also, please tell us the nature of the $5.7 million charge related to additional obligations for future sales of consigned inventory.  Within your response, tell us the authoritative accounting literature relied upon by management.

Response:

The Company’s policy regarding consigned inventory is as follows:  Revenues and associated cost of goods generated from the sale of consigned inventory is recognized at the time of the sale to the customer.  The value of the consigned merchandise is not reflected on the Company’s balance sheet.

We will update our policy note in future filings to provide additional disclosure regarding consigned inventory.

On page 26 and 27 of the Form 10-K, the Company describes the drivers of fluctuations in gross margin year over year.  Included in these explanations was “the Company took a charge of $5.7 million in fiscal 2006 related to consigned inventory”.  The Company’s description was inadvertently inaccurate as the $5.7 million charge included in 2006 was related to pattern inventory owned by the Company and not consigned pattern inventory.  We maintain pattern inventory (both consigned and Company owned) at our stores and in April 2006 we had total pattern inventory of approximately $42 million.  Of this $42 million, approximately $12 million was owned outright by the Company and approximately $30 million was consigned. The inventory balance was confirmed with the pattern companies.

In April 2006 we entered into agreements with two of the pattern companies to substantially modify our relationship. These agreements reduced our ownership rights in non-consigned inventory supplied by the pattern vendors, but has and will continue to help maximize the gross profit realized on the sale of this product (both consigned and owned), shorten the time for settlement with the vendors, and reduce the administrative burden of tracking promotional rebates.

The $5.7 million charge that we discuss in both the Management Discussion and Analysis on page 26 and 27 as well as in the Summary of Significant Accounting Policies relates to our requirement to remit a substantial amount of the sales proceeds to the pattern companies upon the sale of the $12 million of pattern inventory which we had previously owned outright.

In summary, non-consigned pattern inventory which was supplied by these two vendors were written down to the market value (net realizable value) based on the new agreements entered into.  The Company followed guidance provided in the Financial Accounting Standards Board – Current Text – General Standards – Inventory Section 178 Accounting for Inventories – Lower of Cost or Market Basis.

Item 15.  Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

Comment 3.  We note that you have made certain modifications to the exact form of the required certifications including modifying the language “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).  In future filings, please discontinue the use of this and other modifications as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

Response:

We will comply with the Commission’s request and will follow the exact form required for the certifications in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional requests or questions, please do not hesitate to contact me.

Very truly yours,

Hancock Fabrics, Inc.

Robert W. Driskell
Senior Vice President and Chief Financial
Officer